Exhibit 5.2

Robert R. Kasak

Attorney at Law

3802 Corporex Park Drive

Tampa, Florida 33619

Tel: (800) 282-2031 x7309

Fax: (813) 630-9567

September 21, 2004

Quality Distribution, LLC

QD Capital Corporation

3802 Corporex Park Drive

Tampa, FL 33619

O’Melveny & Myers LLP

Times Square Tower

7 Times Square

New York, New York 10036

Re: Registration of Securities of Quality Distribution, LLC and QD Capital Corporation

Ladies and Gentlemen:

Reference is made to the Registration Statement (the “Registration Statement”) on Form S-4 (file No. 333-114485) of Quality Distribution, LLC, a Delaware limited liability company and QD Capital Corporation, A Delaware corporation (the “Issuers”), in connection with the Issuers’ offer (the “Exchange Offer”) to exchange up to $125,000,000 principal amount of the Issuers’ 9% Senior Subordinated Notes due 2010 that have been registered under the Securities Act of 1933 (the “New Notes”), which New Notes will be guaranteed (the “Guarantees”) by, among others, Quality Distribution, Inc., a Florida corporation (“QDI”); Mexico Investments, Inc., a Florida corporation (“Mexico Investments”); Quality Carriers, Inc., an Illinois corporation (together with QDI and Mexico Investments, the “Florida/Illinois Guarantors”) for a like principal amount of the Issuers’ outstanding 9% Senior Subordinated Notes due 2010 (the “Old Notes”), which Old Notes have also been guaranteed by such guarantors.

I have acted as special Florida and Illinois counsel to the Florida/Illinois Guarantors in connection with the above.

In connection with this letter, I have examined originals, or copies certified or otherwise identified to my satisfaction, of each of the respective articles of incorporation and bylaws of each of the Guarantors and such documents and records, and other instruments as I have deemed appropriate for purposes of the opinions set forth herein, including the Indenture dated as of November 13, 2003, among the Issuers, the guarantors named therein and The Bank of New York, as Trustee (the “Indenture”).

September 21, 2004

I have assumed the authenticity of the documents submitted to me as originals, the conformity to the original documents of all documents submitted to me as certified, facsimile or photostatic copies, and the authenticity of the originals of all documents submitted to me as copies. As to any facts that are material to the opinions hereinafter expressed that I did not independently establish or verify, I have relied without investigation upon certificates of officers of the Guarantors.

Based upon the foregoing, I am of the opinion as of the date hereof that:

1. Each of the Florida/Illinois Guarantors is a corporation duly incorporated, validly existing and in good standing under the laws of its respective jurisdiction of incorporation, and has the requisite corporate power and authority to execute, deliver and perform its obligations under the Indenture and the Guarantees.

2. The execution, delivery and performance of the Indenture and the Guarantees have been duly authorized by all necessary corporate action on the part of each of the Florida/Illinois Guarantors and the Indenture has been duly executed and delivered by each of the Florida/Illinois Guarantors.

This letter is furnished by me solely for the benefit of the addressees and their respective successors and permitted assigns and participants pursuant to the Exchange Offer. I hereby consent to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, I do not thereby admit that I am included in the category of person whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations promulgated thereunder.

Very truly yours,

/s/    Robert R. Kasak